

MAIL STOP 7010

June 19, 2006

Charles G. Masters
Chief Executive Officer
Cytation Corp.
4902 Eisenhower Blvd., Suite 185
Tampa, FL 33634

RE: Cytation Corporation
    Information Statement on Schedule 14C
    Amended June 2, 2006
    File No. 0-05388
    Form 10-QSB for the Period Ended April 1, 2006

Dear Mr. Masters:

    We have reviewed your response and have the following comments. Where indicated,
we think you should revise your document in response to these comments. We welcome any
questions you may have about our comments or on any other aspect of our review. Feel free to
call us at the telephone numbers listed at the end of this letter.

<u>Information Statement on Schedule 14C</u>

<u>Capital Structure, page 36</u>

1. We have reviewed your response to prior comment 1. It is unclear why you are using a
    value of $17,397,868 for your preferred stock in your relative fair value calculation,
    rather than a value of $7,456,215. After determining the relative fair values of your
    preferred stock and warrants, you should determine the effective conversion price of your
    convertible preferred stock. Then, you can determine the beneficial conversion feature
    using the effective conversion price. See paragraphs 5-7 of EITF 00-27 for an example.
    Based on this methodology and the information you have provided us, it appears that the
    relative fair value of your preferred stock is $1,787,029, while the relative fair value of
    your Series A, B and D warrants is $5,669,186. In addition, the beneficial conversion
    feature appears to be the total of the relative fair value of your preferred stock, or
    $1,787,029. You also would end up with a preferred stock discount of $7,456,215 that
    needs amortized. Using an amortization period of 73 days, amortization through April 1,
    2006 would be $1,491,243. $1,133,837 of the amortization in this period relates from the
    discount created by the warrants and $357,406 relates to amortization of the beneficial

conversion feature. The amortization should be presented below net income (loss), but included in net income (loss) applicable to common shareholders.

Closing Comment

   Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 with any questions on the financial statements. Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 or in his absence Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions.

                                   Sincerely,

                                   Pamela A. Long
                                   Assistant Director

cc: Brent A. Jones, Esq.
       (813) 223-9620